Exhibit 5.01

July 11, 2012

South Carolina Electric & Gas Company
100 SCANA Parkway
Cayce, South Carolina 29033

Ladies and Gentlemen:

I am Senior Vice President and General Counsel of South Carolina Electric & Gas Company (the “Company”). I have acted as counsel to the Company in connection with the Registration Statement on Form S-3 (Registration Statement No. 333-163075-01) (the “Registration Statement”), as it relates to the Company's proposed issuance and sale on July 13, 2012, of $250,000,000 aggregate principal amount of its First Mortgage Bonds, 4.350% Series due February 1, 2042 (the “Bonds”). In connection with the delivery of this opinion, I have examined originals or copies of (a) the Restated Articles of Incorporation and Bylaws of the Company, in each case as amended to date; (b) the Registration Statement (including the prospectus forming a part thereof with respect to the offering of the Bonds) and the exhibits thereto; (c) certain resolutions adopted by the Board of Directors of the Company; (d) the Indenture dated as of April 1, 1993, as supplemented (as so supplemented, the “Indenture”), made by the Company to The Bank of New York Mellon Trust Company, N.A. (as successor to NationsBank of Georgia, National Association), as trustee (the “Trustee”), incorporated by reference in the Registration Statement, pursuant to which the Bonds are issued and (e) such other records, agreements, instruments, certificates and other documents of public officials, the Company and its officers and representatives, as I have considered necessary. I have also assumed that the Indenture is the valid and legally binding obligation of the Trustee.

Based on the foregoing, I am of the opinion that, when the Bonds have been duly executed, authenticated, issued and delivered in accordance with the terms of the Indenture, the Bonds will be duly authorized and will constitute legal, valid and binding obligations of the Company, subject as to enforceability to applicable bankruptcy, insolvency, reorganization or other laws of general applicability relating to or affecting creditors' rights generally and general equitable principles.

In rendering this opinion I am opining only to the federal laws of the United States and the laws of the State of South Carolina. I express no opinion as to the laws of any jurisdiction other than the laws of the State of South Carolina and the federal laws of the United States. I express no opinion as to whether, to the extent to which, the laws of any particular jurisdiction apply to the subject matter hereof, including, without limitation, the enforceability of the governing law provision contained in the Indenture.

I hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K to be filed by the Company on the date hereof, which will be incorporated by reference in the Registration Statement. In giving the foregoing consent, I do not thereby admit that I come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Sincerely,

/s/Ronald T. Lindsay, Esq.
Ronald T. Lindsay
Senior Vice President and General Counsel